Mail Stop 6010

June 3, 2005

Mr. Stephan W. Zumsteg
Chief Financial Officer
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, Michigan 48309

RE: Energy Conversion Devices, Inc.
 Form 10-K for the fiscal year ended June 30, 2004
 Form 10-Q for the period ending December 31, 2004
 File No. 1-8403

Dear Mr. Zumsteg:

We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant